
November 19, 2021

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1
Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-38806**

Dear Mr. Yan:

We have reviewed your October 18, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Form 20-F for the fiscal year ended December 31, 2020

Item 3. Key Information, page 4

1. We note your response to prior comment 4, including that control through your VIE contractual arrangements may be less effective than direct ownership, and that you could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. Please enhance your disclosure to clarify, if true, that the VIE contractual agreements have not been tested in a court of law.

2.   We note your response to prior comment 5, including that you and your consolidated VIE
are subject to extensive and evolving legal development, changes in which, may
materially and adversely affect your and your consolidated VIE's business and prospects,
and may result in a material change in your and your consolidated VIE's operations and/or
the value of your ADSs or could significantly limit or completely hinder your ability to
offer or continue to offer securities to investors and cause the value of your securities to
significantly decline or be worthless. Please enhance your disclosure to also clarify that
rules and regulations in China can change quickly with little advance notice, therefore,
your assertions and beliefs of the risks imposed by the Chinese legal and regulatory
system cannot be certain.

3.   Please disclose whether you are required to obtain any approvals to offer securities to
foreign investors, whether you have received such approvals and the consequences to you
and your investors if you do not receive or maintain the approvals, inadvertently conclude
that such approvals are not required, or applicable laws, regulations, or interpretations
change and you are required to obtain approval in the future.

4.   We note your response to prior comment 7 and that the activity of the VIE is reflected in
the line items titled "investments in subsidiaries and VIEs" and "equity in earnings of
subsidiaries and VIEs" in the parent's financial statements. Please provide a roll-forward
of the investment in subsidiaries and VIEs line item.

Risk Factors, page 6

5.   Please expand your risk factor disclosure to discuss that the United States Senate passed
the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
decrease the number of non-inspection years from three years to two, thus reducing the
time period before your securities may be prohibited from trading or delisted.

        You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Finance